UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 001-33735
VIRGIN MOBILE USA, INC.
(Exact name of registrant as specified in its charter)
10 Independence Boulevard
Warren, NJ 07059
Telephone: (908) 607-4000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Class A Common Stock, par value $0.01 per share
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a)
or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☑
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date: 1*
     Pursuant to the requirements of the Securities Exchange Act of 1934, Virgin Mobile USA, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: December 7, 2009	By:	/s/ Peter Lurie
		Name:	Peter Lurie
		Title:	Vice President

*	Pursuant to the Agreement and Plan of Merger, dated as of July 27, 2009, by and among Virgin Mobile USA, Inc. (the “Company”), Sprint Nextel Corporation (“Sprint Nextel”) and Sprint Mozart, Inc., a wholly owned subsidiary of Sprint Nextel (“Merger Sub”), Merger Sub merged with and into the Company with the Company continuing as the surviving corporation in the merger as a wholly owned subsidiary of Sprint Nextel.